On June 27, 2006, the net assets of the Calvert Municipal Fund, Inc. ("CMF"), California Limited-Term Municipal Fund ("California Limited-Term") merged into the Calvert Tax-Free Reserves, Limited-Term Portfolio ("CTFR Limited-Term"). The Board of Directors of CMF approved the acquisition on March 8, 2006, and shareholders of California Limited-Term approved the transaction on June 16, 2006.  The merger was accomplished by a tax-free exchange of 1,371,023 shares of the CTFR Limited-Term Portfolio (valued at $14,307,343) for 1,399,168 shares of the California Limited-Term Fund outstanding at June 27, 2006. The California Limited-Term Fund's net assets as of June 27, 2006, including $36,806 of unrealized depreciation, were combined with those of the CTFR Limited-Term Portfolio.